Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1,755, km 2.5, Parque São Quirino Campinas São Paulo - 13088-140 Federative Republic of Brazil

April 24, 2019

Via EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: CPFL Energia S.A. Registration Statement on Form F-3 (File No. 333-231000) filed on April 24, 2019

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form F-3 (File No. 333-231000) filed by CPFL Energia S.A. on April 24, 2019 (the “Registration Statement”).

Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the facing page of the Registration Statement immediately following the calculation of registration fee table:

“The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a) may determine.”

Should you have any questions regarding the Registration Statement, please feel free to contact the undersigned at +55 (19) 3756-6211 or David Flechner, Esq. at +1 (917) 885-6821.

Yours sincerely,

/s/ Yuehui Pan____________
Name: Yuehui Pan
Title: Chief Financial Officer

cc: David Flechner, Esq.
 Shearman & Sterling LLP